UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 8, 2013

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(e).   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 8, 2013, Illinois Tool Works Inc. ("ITW" or the "Company") entered into a Retention and Incentive Award agreement (the "Retention Agreement") and a Severance Agreement (the "Severance Agreement," and together with the Retention Agreement, the "Agreements") with Ronald D. Kropp, Senior Vice President and Chief Financial Officer of ITW. The Retention Agreement provides that Mr. Kropp agrees to continue as Senior Vice President & Chief Financial Officer of ITW until the earlier of the date that a replacement for that position begins employment or September 30, 2013, and to assist with the transition of the Company's new Chief Financial Officer. He was also appointed as the Senior Vice President & Chief Financial Officer of the Company's Industrial Packaging Segment (the "Business") effective August 9, 2013. The Agreements supersede the Separation, Release, and Proprietary Interests Protection Agreement between ITW and Mr. Kropp dated April 2, 2013.

Generally, if Mr. Kropp continues active employment on the closing of any transaction resulting in the separation of the Business from the Company (the "Closing"), he will receive 100% vesting acceleration with respect to his outstanding stock options, long-term cash (Company-wide Growth Plan or "CGP") awards and Performance Restricted Stock Units ("PRSU") granted prior to 2014. The exercise period of such stock options will be one year following the Closing, but in no event longer than the original exercise period of the option. He will be entitled to receive shares subject to such PRSU grants after the end of the applicable performance period, subject to achievement of performance goals, and the CGP grants will be paid at the target level within 90 days following the Closing. He will also receive a cash bonus of $520,000 contingent upon him remaining actively employed in the Business for six months following Closing. Mr. Kropp will also receive annual incentive bonuses as follows: For 2013, his O Factor achievement will be 80% and the P Factor achievement will be the greater of 100% corporate, or 75% corporate and 25 % Business. For 2014, his O Factor achievement will be 80% and the P Factor will be calculated on a pro-rata basis for the period from January 1 to Closing based on year-to-date actual performance of the Business compared to the prior year. His receipt of the 2014 annual incentive bonus is contingent on his remaining actively employed until the later of the final settlement of the closing balance sheet and the normal P&O bonus payment date. Mr. Kropp agreed not to disclose any trade secrets or confidential information of the Company.

If Mr. Kropp's employment with the Company is terminated without cause or he resigns for good reason, or within 24 months after Closing he is terminated without cause or resigns for good reason, he will receive a lump sum cash payment equal to two times the sum of his annual base salary plus his target annual bonus at the rate in effect on the date of his separation from ITW. He will also receive any annual bonus from the previously completed year that has not yet been paid at the time of termination and full vesting of any outstanding grants under the ITW Long-Term Incentive Plan. The amount of any such cash payments is to be reduced by any other cash payments in the nature of severance payments paid or payable by the Company or any successor in interest to the Business.

Item 9.01.   Financial Statements and Exhibits.

Exhibit Number	Description
10.1	Retention and Incentive Award Agreement by and among Illinois Tool Works Inc. and Ronald D. Kropp dated August 8, 2013.
10.2	Severance Agreement by and among Illinois Tool Works Inc. and Ronald D. Kropp dated August 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: August 9, 2013   By: /s/ Randall J. Scheuneman
                                                   Vice President & Chief Accounting Officer